UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2024

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On January 22, 2024, BioNTech SE and Duality Biologics (Suzhou) Co., Ltd. announced that the first patient with metastatic breast cancer has been treated in a pivotal Phase 3 trial evaluating the efficacy and safety of the next-generation antibody-drug conjugate (“ADC”) candidate BNT323/DB-1303 targeting the Human Epidermal Growth Factor Receptor 2 (“HER2”), a cancer cell surface protein. The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: January 22, 2024

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech and DualityBio Initiate Pivotal Phase 3 Trial Of Antibody-Drug Conjugate Candidate BNT323/DB-1303 in Metastatic Breast Cancer